UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

Thorkil Kastberg Christensen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 5,915,489
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,915,489
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,915,489
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 17.6% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 33,651,188 shares of the Issuer’s Common Stock outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 11, 2014.

2

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2013, as amended by Amendment No. 1 filed with the Commission on February 24, 2014 (collectively, the “Amended Statement”), to report the sale of shares of Common Stock. Except as specifically amended by this Amendment No. 2, each Item of the Amended Statement remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement.

Item 1.	Security and Issuer

This Amendment No. 2 relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Ophthotech Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at One Penn Plaza, 35th Floor, New York, New York 10119.

Item 5.	Interest in Securities of the Issuer

On November 13, 2014, in compliance with Rule 144 of the Securities Act of 1933, as amended, Novo A/S sold an aggregate of 995,000 shares of Common Stock (the “Rule 144 Sale”) at a sale price of $40.20 per share for gross proceeds of approximately $39,999,000. As a result of the Rule 144 Sale, Novo A/S held an aggregate of 5,915,489 shares of Common Stock (including 13,670 shares of Common Stock issuable upon exercise of immediately exercisable warrants (the “Warrant Shares”). As a result of the Rule 144 Sale, Item 5 of the Amendment Statement is updated and replaced in its entirety as follows:

(a) Novo A/S beneficially owns 5,915,489 shares of Common Stock of the Issuer (including the Warrant Shares), representing approximately 17.6% of the Issuer’s outstanding Common Stock, based upon 33,651,188 shares of the Common Stock outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 11, 2014.

(b) Novo A/S is a Danish public limited company wholly owned by the Novo Nordisk Foundation (the “Foundation”). Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the securities of the Issuer held by Novo A/S (the “Novo Shares”). The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared investment and voting control over the Novo Shares and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Dr. Thomas Dyrberg, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Dr. Dyrberg is not deemed a beneficial owner of the Novo Shares. Except as described in this Amendment No. 2, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Except for the Rule 144 Sale, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014	Novo A/S

/s/ Thorkil Kastberg Christensen
	By:	Thorkil Kastberg Christensen
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst, Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Eivind Drachmann Kolding Chief Executive Officer	Skovvangen 18 2920 Charlottenlund Denmark	Chief Executive Officer Novo A/S	Denmark

Thorkil Kastberg Christensen Chief Financial Officer	Tuborg Havnevej 19 2900 Hellerup Denmark	Chief Financial Officer Novo A/S	Denmark

Søren Carlsen Managing Partner –Ventures, Seeds	Grondalsvænge 3b 3460 Birkerød Denmark	Managing Partner - Ventures, Seeds Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Professor	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine, Lund University Lund, Sweden	Sweden

Karsten Dybvad Director	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Karen Lauberg Lauritsen Director	Furesø Parkvej 53 2830 Virum Denmark	IT Architecture Specialist Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark